Filed by Transatlantic Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545
Letter to employees disseminated by Transatlantic Holdings, Inc. on July 28, 2011.
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July 28, 2011
Dear All,
This morning we announced that the Board of Directors unanimously determined that Validus Holdings, Ltd.’s exchange offer to acquire our company is not in the best interests of Transatlantic. Accordingly, the Board has recommended that stockholders — which include many of you — reject the offer and not exchange their shares. A copy of the press release that we issued today is attached.
The Board also reaffirmed its recommendation of, and declaration of advisability with respect to, our merger with Allied World as the Board believes it would provide greater long-term value potential to stockholders than the Validus exchange offer.
We also announced today that we have adopted a limited Stockholder Rights Plan, an instrument commonly used by companies to assist in protecting stockholders from abusive takeover tactics. In our case, we implemented the Rights Plan to ensure that all of our stockholders are treated equally and fairly in connection with any attempts to gain control of our company.
I understand that all of this may be distracting, but I want to reassure you that it remains business as usual at Transatlantic. Thanks to your hard work, we are continuing to perform well in a competitive market environment. We are leveraging our A+ rating, our strong client and distribution relationships, and our product and geographic diversification in order to best position Transatlantic for success.
We are committed to keeping you informed throughout this process. If you have additional questions, please feel free to reach out to Gary Schwartz, Senior Vice President and General Counsel at (212) 365 2050 or via email at gschwartz@transre.com.
Further, as this situation is likely to generate media interest, it is important that we continue to speak with one voice. If you receive any questions from the media or any other external parties regarding this matter, please forward them to Tom Cholnoky at (212) 365 2292.
As always, we thank you for your ongoing focus and continued commitment to Transatlantic — I am fortunate to be a part of such a talented and successful team.
Sincerely,
Robert F. Orlich
President and Chief Executive Officer

Additional Information about the Proposed Merger with Allied World and Where to Find It
Allied World has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Transatlantic and Allied World that also constitutes a prospectus of Allied World in connection with a proposed merger between Transatlantic and Allied World. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their stockholders in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus filed and other relevant documents that will be filed with the SEC (including the definitive joint proxy statement/prospectus), as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Additional Information About the Validus Exchange Offer
This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus exchange offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Participants in the Solicitation
Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed by Allied World with the SEC on July 7, 2011. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed with the SEC on July 7, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Transatlantic’s or Allied World’s stockholder approval or the failure to satisfy other conditions to completion of the proposed merger with Allied World, including receipt of regulatory approvals; risks that the proposed merger disrupts current plans and operations; risks that the unsolicited Exchange Offer disrupts current plans and operations, including the proposed merger; the ability to retain key personnel; the ability to recognize the benefits of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger and the Exchange Offer; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.